Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

For the Six Months Ended June 30, 2020

Cautionary Statement Regarding Forward-Looking Statements

Certain information included herein may be deemed to be “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. Forward-looking statements are often characterized by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “continue,” “believe,” “should,” “intend,” “project” or other similar words, but are not the only way these statements are identified. These forward-looking statements may include, but are not limited to, statements relating to our objectives, plans and strategies, expansion of marketing and channel activities, converting prospects to customers, statements that contain projections of expected market size, results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	the overall global economic environment;

●	the impact of competition and new technologies;

●	general market, political and economic conditions in the countries in which we operate;

●	projected capital expenditures and liquidity;

●	changes in our strategy;

●	the impact of the COVID-19 pandemic on our business and operating results; and

●	litigation.

The foregoing list is intended to identify only certain of the principal factors that could cause actual results to differ. For a more detailed description of the risks and uncertainties affecting our company, reference is made to our Annual Report on Form 20-F for the year ended December 31, 2019, or our Annual Report, which is on file with the Securities and Exchangel Commission, or the SEC, and the other risk factors discussed from time to time by our company in reports filed or furnished to the SEC.

Except as otherwise required by law, we undertake no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

General

Introduction

Unless indicated otherwise by the context, all references in this report to “Nano Dimension”, the “Company”, “we”, “us” or “our” are to Nano Dimension Ltd. and its subsidiaries. When the following terms and abbreviations appear in the text of this report, they have the meanings indicated below:

●	“dollars” or “$” means United States dollars; and

●	“NIS” means New Israeli Shekels.

You should read the following discussion and analysis in conjunction with our unaudited consolidated financial statements for the six months ended June 30, 2020 and notes thereto, and together with our audited consolidated financial statements for the year ended December 31, 2019 and notes thereto filed with the SEC as part of our Annual Report.

Overview

We are a leading additive electronics provider. We believe our flagship proprietary DragonFly system is the first and only precision system that produces professional multilayer circuit-boards (PCB), RF antennas, sensors, conductive geometries, and molded connected devices for rapid prototyping through custom additive manufacturing. We have been actively developing our additive manufacturing technology since 2014, and since that time we have listed our securities on the Tel Aviv Stock Exchange and Nasdaq, and have spent approximately $80 million to build our additive electronics company. With our unique additive manufacturing technology for 3D printed electronics, we are targeting the growing market for smart electronic devices that rely on printed circuit boards, connected devices, RF components and antennas, sensors, and smart products, including IoT.

We began commercializing our first professional grade DragonFly 3D printer during the fourth quarter of 2017. The first of its kind 3D printer uses our proprietary inks and integrated software to quickly create functional electronics such as multilayered printed circuit boards (PCBs), sensors, conductive geometries, antennas, molded connected devices and other devices for rapid prototyping and custom additive manufacturing of smart products.

Financial Highlights

●	Total revenues for the six months ended June 30, 2020 were $990,000, compared to $2,850,000 in the six months ended June 30, 2019. The decrease is attributed to less sales of DragonFly systems in the first half of 2020, which the Company primarily attributes to the impact of Covid-19, which caused many entities to hold-off on capital expenditures.

●	Net loss for the six months ended June 30, 2020 was $10,339,000, or $0.55 per share, compared to $2,664,000, or $0.82 per share, in the six months ended June 30, 2019. The increase is mainly attributed to finance expenses of approximately $3,023,000 that were recognized in the first half of 2020 as a result of the change in the fair value of warrants and convertible notes, compared to finance income of approximately $7,316,000 in the first half of 2019 as a result of the change in the fair value of warrants and rights to purchase ADSs. The decrease in the loss per share is attributed to an increase in issued share capital as a result of the offerings during the first half of 2020.

●	Cash and cash equivalents, together with short-term bank deposits totaled $49,525,000 as of June 30, 2020, compared to $3,925,000 as of December 31, 2019. The increase compared to December 31, 2019, mainly reflects proceeds received from the sale of ADSs representing the Company’s ordinary shares in the first half of 2020, less cash used in operations during the six months ended June 30, 2020.

●	Shareholders’ equity totaled $57,604,000 as of June 30, 2020, compared to $11,602,000 as of December 31, 2019.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in our Annual Report.

Results of Operations

The following discussion of our unaudited results of operations for the six month periods ended June 30, 2020 and 2019, included in the following table, which presents selected financial information data, is based upon our unaudited statements of operations contained in our financial statements for those periods, and the related notes.

	For the Six-Month Period Ended June 30,
	Thousands USD
	2019	2020

Revenues	2,850	990

Cost of revenues	1,959	589

Cost of revenues - amortization of intangible	386	386

Total cost of revenues	2,345	975

Gross profit	505	15

Research and development expenses, net	4,474	3,597

Sales and marketing expenses	2,871	1,749

General and administrative expenses	1,590	1,943

Operating loss	(8,430)	(7,274)

Finance income	7,317	130

Finance expense	1,551	3,195

Total comprehensive loss	(2,664)	(10,339)

Basic and diluted loss per share (USD) (after 1:50 reverse split effective June 29, 2020)	(0.82)	(0.55)

Six Months Ended June 30, 2020 Compared with Six Months Ended June 30, 2019

Revenues. Our revenues are derived primarily from sales of printers to customers, warranty and service contracts, and sale of ink and other consumables to those customers. Total revenues for the six months ended June 30, 2020 were $990,000, compared to $2,850,000 in the six months ended June 30, 2019. The decrease is attributed to less sales of DragonFly systems in the first half of 2020, which the Company primarily attributes to the impact of Covid-19, which caused many entities to hold-off on capital expenditures.

Cost of Revenues. Cost of revenues consists mainly of cost of printers sold, cost of maintenance, and ink and other consumables costs, as well as amortization of intangible assets. Our cost of revenues for the six months ended June 30, 2020, were $975,000, compared to $2,345,000 in the six months ended June 30, 2019. Cost of revenues for the six months ended June 30, 2020, consists of $234,000 in respect of cost of printers and LDM system upgrades sold, $255,000 in respect of warranty cost, $84,000 for ink and other consumables, $16,000 in respect of printing services, and an additional $386,000 in respect of amortization of intangible assets. The decrease for the six months ended June 30, 2020 resulted primarily from the above-mentioned decrease in revenues.

Research and Development. Research and Development, or R&D, expenses consist primarily of salaries of employees engaged in on-going R&D activities, materials, depreciation, rent, and other related costs. R&D expenses for the six months ended June 30, 2020 were $3,597,000, compared to $4,474,000 in the six months ended June 30, 2019. The decrease resulted primarily from a decrease in payroll and related expenses as a result of the Company’s decision to allocate less resources to R&D, as well as a decrease in materials expenses.

Sales and marketing. Sales and marketing expenses consist primarily of salaries of sales and marketing employees, marketing and advertising expenses, travel and related expenses, and other sales and marketing costs. Sales and marketing expenses for the six months ended June 30, 2020, were $1,749,000, compared to $2,871,000 in the six months ended June 30, 2019. The decrease is mainly attributed to a decrease in payroll and related expenses and marketing and advertising expenses, as a result of fewer sales and marketing employees.

General and administrative. General and administrative, or G&A, expenses consist primarily of professional services expenses, salaries and share based payments expenses for general and administrative employees, and other administrative costs. G&A expenses for the six months ended June 30, 2020 were $1,943,000, compared to $1,590,000 in the six months ended June 30, 2019. The increase is mainly attributed to an increase in share-based payments expenses.

Operating Loss. Based on the foregoing, we recorded an operating loss of $7,274,000 for the six months ended June 30, 2020, compared to $8,430,000 in the six months ended June 30, 2019.

Finance income and expenses. Finance income and expenses consist of finance expense or income as a result of the change in the fair value of warrants and convertible notes that were issued in our 2019 offerings, bank fees, revaluation of liability in respect of government grants and lease liability, and exchange rate differences. Finance expenses, net, for the six months ended June 30, 2020, were $3,065,000, compared to finance income, net, of $5,766,000 in the six months ended June 30, 2019. The increase in expenses resulted primarily from finance expenses as a result of the change in the fair value of warrants and convertible notes, mainly due to changes in the share price.

Net Loss. Net loss for the six months ended June 30, 2020, was $10,339,000, or $0.55 per share, compared to $2,664,000, or $0.82 per share, in the six months ended June 30, 2019.

Liquidity and Capital Resources

From August 2014 through June 30, 2020, we have funded our operations principally with $117,319,000 from the issuance of ordinary shares (including ADSs), warrants and convertible notes. As of June 30, 2020, we had $39,665,000 in cash and cash equivalents and $9,860,000 in short-term bank deposits.

The table below presents our cash flows:

	Six Month Periods Ended June 30,
(in thousands of U.S. dollars)	2019	2020
Operating activities	(8,297)	(4,226)

Investing activities	(330)	(9,978)

Financing activities	10,213	49,872

Net increase in cash	1,586	35,668

Operating Activities

Net cash used in operating activities of approximately $4,226,000 during the six months ended June 30, 2020 consists primarily of net loss, less adjustments for depreciation and amortization expenses, revaluation of liability in respect of warrants and rights of purchase and share-based payments, as well as a decrease in trade receivables.

Net cash used in operating activities of approximately $8,297,000 during the six months ended June 30, 2019 consists primarily of net loss, less adjustments for depreciation and amortization expenses, revaluation of liability in respect of warrants and rights of purchase, issuance expenses and share-based payments, as well as an increase in inventory.

The decrease is mainly as a result of a smaller increase in inventory, a decrease in trade receivables, and a decrease in net loss less adjustments to net loss.

Investing Activities

Net cash used in investing activities of approximately $9,978,000 during the six months ended June 30, 2020 was primarily used for investment in bank deposits.

Net cash used in investing activities of approximately $330,000 during the six months ended June 30, 2019 was primarily used for purchases of fixed assets.

Financing Activities

Net cash provided by financing activities of approximately $49,872,000 in the six months ended June 30, 2020 consisted primarily of net proceeds from the issuance of ordinary shares (including ADSs) and exercise of warrants.

Net cash provided by financing activities of approximately $10,213,000 in the six months ended June 30, 2019 consisted primarily from net proceeds from the issuance of ordinary shares (including ADSs), warrants and rights to purchase ADSs.

In February 2020, pursuant to a public offering in the United States, we issued an aggregate of 2,333,000 ADSs. Also, in February 2020, the underwriters partly exercised their over-allotment option to purchase an additional 255,318 ADSs, bringing the total gross proceeds from the offering to approximately $3,882,000, before deducting underwriting discounts and commissions and other offering-related expenses. The net proceeds to us were approximately $3,347,000.

In April 2020, pursuant to a public offering in the United States, we issued an aggregate of 17,428,000 ADSs and 430,000 pre-funded warrants exercisable into 430,000 ADSs. Also, in April 2020, the underwriters partly exercised their over-allotment option to purchase an additional 1,204,114 ADSs, bringing the total gross proceeds from the offering to approximately $13,343,000, before deducting underwriting discounts and commissions and other offering-related expenses. The net proceeds to us were approximately $11,508,000.

In May 2020, pursuant to a public offering in the United States, we issued an aggregate of 17,950,000 ADSs. The total gross proceeds from the offering were approximately $35,900,000, before deducting underwriting discounts and commissions and other offering-related expenses. The net proceeds to us were approximately $30,913,000.

Outlook

To date, we have not achieved profitability and have sustained net losses in every fiscal year since our inception, and we have financed our operations primarily through proceeds from issuance of our ordinary shares (including ADSs) and other convertible securities.

Until we can generate significant recurring revenues and achieve profitability, we will need to seek additional sources of funds through the sale of additional equity securities, debt or other securities. Any required additional capital, whether forecasted or not, may not be available on reasonable terms, or at all. If we are unable to obtain additional financing or are unsuccessful in commercializing our products and securing sufficient funding, we may be required to reduce activities, curtail or even cease operations.

In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned. Our future capital requirements will depend on many factors, including:

●	the progress and costs of our research and development activities;

●	the progress in the launch of the commercial DragonFly LDM system;

●	the costs of manufacturing our DragonFly LDM system and ink products;

●	the costs of filing, prosecuting, enforcing and defending patent claims and other intellectual property rights;

●	the potential costs of contracting with third parties to provide marketing and distribution services for us or for building such capacities internally; and

●	the magnitude of our general and administrative expenses.

 5